UNIVESCO, INC.
2800 N. Dallas Parkway
Suite 100
Plano, Texas 75093-5994

972/836-8000
972/836-8015 Fax


	April 28, 2005

Cicely Luckey
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Amrecorp Realty Fund II Form
	10-K for the Year ended 12312004

Dear Ms. Luckey,



We have amended the Form 10-K for the period ending December 31, 2004 as per your letter of April 14, 2005. We agree that the auditors name on the opinion page, the disclosures as required by item 302 of Regulation S-K and the signatures page was omitted from the filed copy.

We further agree that:
	The company is responsible for the adequacy and accuracy of the disclosure in the filings
	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking further action with respect to the fillings, and
	The company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States



Sincerely,

/s/ Paul Ivanoff
Paul Ivanoff
Treasurer